UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Zai Lab Limited
(Name of Issuer)
American depositary shares, each representing one ordinary share, par value $0.00006 per share
(Title of Class of Securities)
98887Q104
(CUSIP Number)
May 3, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) The Segantii Asia-Pacific Equity Multi-Strategy Fund
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Cayman islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	3,403,861
	7.	sole dispositive power	0
	8.	shared dispositive power	3,403,861
9.	aggregate amount beneficially owned by each reporting person		3,403,861
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		5.1%
12.	type of reporting person (See Instructions)		CO

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (Cayman) Limited
2.	check the appropriate box if a group (a) ☐ (b) ☐
3.	sec use only
4.	citizenship or place of organization Cayman Islands
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	3,403,861
	7.	sole dispositive power	0
	8.	shared dispositive power	3,403,861
9.	aggregate amount beneficially owned by each reporting person		3,403,861
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		5.1%
12.	type of reporting person (See Instructions)		FI

1.			Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management Limited
2.			check the appropriate box if a group (a) ☐ (b) ☐
3.			sec use only
4.			citizenship or place of organization Hong Kong
number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	3,403,861
	7.	sole dispositive power	0
	8.	shared dispositive power	3,403,861
9.	aggregate amount beneficially owned by each reporting person		3,403,861
10.			check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11.	percent of class represented by amount in row (9)		5.1%
12.	type of reporting person (See Instructions)		IA

Item 1.
(a) Name of Issuer:	Zai Lab Limited
(b) Address of Issuer’s Principal
Executive Offices:	4560 Jinke Road, Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

Item 2.
(a) Name of Person Filing:
This statement is filed by (i) The Segantii Asia-Pacific Equity Multi-Strategy Fund (the “Fund”), (ii) Segantii Capital Management (Cayman) Limited (the “Manager”) and (iii) Segantii Capital Management Limited (the “Investment Advisor”). The foregoing are collectively referred to herein as the “Reporting Persons.”

The Fund holds securities of the issuer. The Manager serves as the investment manager and the Investment Advisor serves as the investment advisor for the Fund. The Reporting Persons may be deemed to share voting and dispositive power with respect to 3,403,861 American depositary shares, each representing one ordinary share, par value $0.00006 per share.

(b) Address of Principal Business Office:	The principal office of the Fund and the Manager is Campbell Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-1104, Cayman Islands.

The principal office of the Investment Advisor is 21/F, 100QRC, 100 Queen’s Road Central, Hong Kong.

(c) Citizenship:	The Fund and the Manager are both incorporated in the Cayman Islands. The Investment Advisor is incorporated in Hong Kong.

(d) Title of Class of Securities:	American depositary shares, each representing one ordinary share, par value $0.00006 per share
(e) CUSIP Number:	98887Q104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)    [ ]      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    [ ]      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   [ ]      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)    [ ]      An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    [ ]      An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    [ ]      A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);

(h)  [ ]       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ]    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);

(j)    [ ]      A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [ ]     Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.                          Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:

Fund:	3,403,861
Manager:	3,403,861
Investment Advisor:	3,403,861

Percent of class:                                                                                                     5.1%

Calculation of percentage of beneficial ownership is based on 66,199,041 shares of the Issuer’s ordinary shares outstanding as of May 2, 2019, as reported in the Issuer’s Prospectus Supplement on Form 424B2 filed on May 6, 2019.

Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote:

0 for both Reporting Persons

(ii)            Shared power to vote or to direct the vote:

Fund:	3,403,861
Manager:	3,403,861
Investment Advisor:	3,403,861

(iii)            Sole power to dispose or to direct the disposition of:

0 for all Reporting Persons

(iv)            Shared power to dispose or to direct the disposition of:

Fund:	3,403,861
Manager:	3,403,861
Investment Advisor:	3,403,861

Item 5.                          Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Items 6 – 9.                          Not Applicable.

Item 10.                          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2019

The Segantii Asia-Pacific Equity Multi-Strategy Fund

By:   /s/ Niral Harish Maru

Name: NIRAL HARISH MARU

Title: Authorized Signatory

Segantii Capital Management (Cayman) Limited

By: /s/  Niral Harish Maru
Name: NIRAL HARISH MARU

Title: Head of Legal and Compliance

Segantii Capital Management Limited

By:   /s/ Niral Harish Maru

Name: NIRAL HARISH MARU

Title: Head of Legal and Compliance